May 23, 2019

Tracey Joubert
Chief Financial Officer
Molson Coors Brewing Company
1801 California Street, Suite 4600
Denver, CO 80202

       Re: Molson Coors Brewing Company
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed February 12, 2019
           File No. 001-14829

Dear Ms. Joubert:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining